LOPRESTI LAW GROUP
45 Broadway, Suite 610
New York, New York 10006
(212) 732-4029
(646) 607-1998 (fax)

December 29, 2014

VIA: EDGAR Submission

Mr. Tom Jones

Ms. Amanda Ravitz, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Natcore Technology, Inc. (the “Registrant”) CIK No. 0001464623
Amendment No. 5 to Confidential Draft Registration Statement on Form F-1 Submitted October 23, 2014

Dear Mr. Jones and Ms. Ravitz:

          On November 14, 2014 this Firm, on behalf of the Registrant, received your comment letter detailing a request for further information or revisions to the Draft Registration Statement on Form F-1 submitted on October 23, 2014

          The requested information or responses have been submitted as a response to each requested item in the document that follows or were applied as amendments to the Amended Draft Registration Statement submitted via the EDGAR system with reference made to applicable sections thereof where necessary.

Prospectus Cover Page

1.

We note your reference to shares issuable upon exercise of warrants sold “in the same or similar aforementioned private placements.” Please revise throughout to ensure you have clearly identified the private transaction or transactions in which the offered securities were received by the selling security holders.

	•	Language has been updated to clearly reference which private placement offered securities were received.

Prospectus Summary, page 5

2.

We note your response to prior comment 9. Please update the disclosure in the third paragraph on page 5 to disclose your accumulated deficit at June 30, 2014. Also, revise your disclosure of a going concern opinion in the last paragraph on page 9 and in the second risk factor on page 13 to be consistent with the disclosure on page 5.

	•	June 30, 2014 numbers have been added to paragraph 3 on page 5. Additionally, the disclosure of a going concern has been updated on pages 8 and 12.

The Company, page 5

3.

We note your response to prior comment 2. Please disclose the name of the author of the study commissioned by Vanguard mentioned in the fourth paragraph on page 6 and disclose the name of the independent engineering firm mentioned in the first paragraph on page 47. Also, provide us with support for your disclosure on page 43 that Battelle Memorial Institute is “one of America’s most respected laboratories.”

	•	References to both the study commissioned by Vanguard and the Battelle Memorial Institute being “one of America’s most respected laboratories” has been removed from the document.

Competitive Landscape, page 7

4.

We note your response to prior comment 4. Please provide us with support for the new disclosure: (1) in the fourth paragraph on page 8 that the work has been “confirmed as correct by the scientific community and has been reported in the peer reviewed scientific literature;” (2) in the first paragraph on page 43 that the process “can lower silicon usage by more than 40%;” (3) in the second paragraph on page 43 that the process “will fold easily into virtually any silicon cell production plant;” and (4) in the second paragraph on page 46 that the tandem “would produce over 35% efficiency – or about double the output of current technology.” Also, tell us why you believe that you have a reasonable basis to make such claims if you have not manufactured and sold your product.

	•	Conclusory language has been modified or removed from the document.

5.

We note your response to prior comment 6. Please continue to ensure that your disclosure is consistent throughout your document as to which technology you expect to be available in the disclosed timeframe. For example, we note your disclosure on page 9 and page 49 about a 36 to 48 month timeframe to reach product readiness. However, you: (1) now disclose in the first paragraph on page 29 that you expect to bring your technology “into early stage commercial applications during the second half of 2014;” (2) disclose in the penultimate paragraph on page 31 that you plan to have your black silicon technology available to the solar industry by the end of 2015; and (3) disclose in the penultimate paragraph on pager 49 that you plan to continue to “research and develop these technologies to commercial readiness in the next 12 months to 5 years.” Please advise or revise accordingly.

•

The disclosure has been revised where applicable to have consistent timelines with further language added to improve clarity. This being said, it is important to note that there are different timeframes regarding different phases of the technology. As such, multiple timeframes may be used when describing the various phases in development of the same technology. For example: on page 8 the document states that the company anticipates a 36 to 48 month timeframe from start or device development to reach production readiness for the all-quantum dot, thin film solar cell development and moving to full commercial readiness will take an additional 10-12 months to complete. Additionally, black silicon technology is a separate technology and has its own timeframes.

6.

We note your response to prior comment 8. However, you continue to present the roadmap on page 9 from the perspective an investor who may not be an expert in your industry. In this regard, we note your disclosure that the roadmap “shows a set of clear well-defined developments.” However, you mention in the roadmap the terms “Heterojunction Cell” and “cell interconnect” but you do not clarify what you mean by those terms. Also, you refer to increases in efficiency from 18% to 20% to 25% to 30%, but you do not explain the significance of each increase, which increases have occurred and which increases are expected to occur. Also, you do not explain where you are at on the roadmap. Please revise your disclosure accordingly.

	•	Roadmap and scientifically dense language has been removed to make the document more reader friendly.

Selling Shareholders Information, page 20

7.	We note your table now contemplates that you will register warrants in this offering. Please reconcile with your prospectus cover page that you are registering only common shares.

	•	Language on table and in the prospectus cover page have been reconciled.

Selected Financial Data, page 25

8.

We note that for the columns labeled December 31, 2013 and December 31, 2012, the word “(Audited)” has been included. Please revise this section to remove that caption as such information presented is not accompanied by an auditor’s report. This comment also applies to a similar presentation under “Summary Consolidated Financial Data” on pages 11 and 12.

	•	Both presentations have been revised to remove the incorrect caption.

9.

We note the inclusion of a column for the six months ended June 30, 2014 in the selected financial data. For the consolidated statement of comprehensive loss, please revise to provide comparative data from the same period in the prior financial year. Refer to Item 3.A.1 of Form 20-F.

	•	Consolidated statement has been revised.

10.

Please reconcile the “Loss income attributable per share – Basic and Diluted” here in the six months ended June 30, 2014 column to the “Loss per share – basic and diluted” amount on the condensed consolidated statements of comprehensive loss for the same period on page F-5. This comment also applies to a similar presentation under “Summary Consolidated Financial Data” on page 11.

	•	Items have been reconciled.

Commitments, page 39

11.	We note your response to prior comment 25. Please expand this section to briefly disclose the material terms of the cooperative research and development agreement filed as exhibit 10.11.

	•	Section has been amended accordingly

Patent License Agreement, page 40

12

Regarding your response to prior comment 24, we note that you continue to disclose in the second paragraph of this section the original market milestones for the periods ended December 1, 2012 until December 1, 2015 mentioned in Exhibit C of the agreement filed as Exhibit 10.8. Please instead disclose the new milestones for the periods ended December 1, 2014 until December 1, 2016 mentioned on page 1 of the amended agreement filed as Exhibit 10.10.

	•	Section has been amended to include new milestones.

13.

Please tell us the basis for your belief that the milestones are considered best efforts projected to be achieved and that they are eligible for renegotiation as desired by the company. Also, expand this section to briefly disclose the termination provisions of the agreement. In this regard, we note section 9 of Exhibit 10.8.

	•	Section has been amended accordingly

Solar Emitter by Liquid Phase Deposition, page 45

14.

We note your response to prior comment 30. However, it does not appear that you revised the disclosure about a process that could be ready for trials in 12-15 months from the start of available funding. Therefore, please clarify when you expect that event to occur or disclose that you have no estimate at this time as we requested in prior comment 30.

	•	Section has been reworded to state that the company has no estimate of when this process could be ready for pilot line.

Black Silicon, page 45

15.

Please expand the new disclosure in the last paragraph on page 45 to explain what you mean by the phrase “pilot line levels” for production at a solar cell company. In this regard, we note that you refer to a “30MW/year – 100 MW year solar cell production facility” in your July 7, 2014 news release entitled “Natcore Technology takes steps to form Australian solar panel joint venture” on your website.

	•	Document has been updated to explain pilot line levels as well as disclose the Australian solar panel joint venture.

Strategies, page 46

16.

We note your response to prior comment 31. Please further explain to us the basis for your claims about margins if you have not manufactured or sold your product. Also, clarify the new disclosure on page 47 that adoption by this one producer represents “an immediate total silicon solar cell market penetration of over 4%.”

	•	Language has been removed that could potentially be misleading when the company has not manufactured or sold its product yet.

Compensation, page 54

17.

We note that you have deleted from the tables on pages 57-63 the disclosure as of the year ended December 31, 2013. Please include that disclosure in your next amended draft registration statement or filed registration statement.

	•	Tables have been included in this submission.

Related Party Balances, page 68

18.	We note your response to prior comment 33. Please expand the disclosure in this section to identify the officer and disclose when the amount owed was repaid.

	•	Disclosure has been updated.

Condensed Consolidated Statements of Financial Position, page F-4

19.

We note that for the column labeled December 31, 2013, the word “(Audited)” has been included. Please revise this section to remove that caption as such information presented is not accompanied by an auditor’s report.

	•	Caption has been removed.

Note 10. Share capital, pages F-18 and F-39

Stock options, page F-18 and F-40

20.

We note the disclosure added in the second paragraph of this section in response to prior comment 40. However, it appears that such disclosures only disclose expected life and volatility of the options and does not specifically identify the inputs to the option pricing model as described by the guidance in paragraph 47(a) of IFRS 2. Please revise your disclosure to explain how you determined the assumptions utilized and to provide disclosures regarding weighted average share price, exercise price, expected dividends, the risk-free interest rate and any other inputs to the model.

	•	This item has been corrected based on the December 8, 2014 teleconference with Matthew Gosden (Auditor/DMCL), Brian Bauwens (Bookkeeper/RRBB) and Mr. David Burton (SEC).

Recent Sales of Unregistered Securities, page II-1

21.	We note your response to prior comment 42. For each offering where you specify the laws of non-U.S. jurisdictions, please confirm to us whether you relied on Regulation S.

	•	Document has been updated reflecting the US laws relied upon for each offering.

Erratum:

Please note the following page number changes to supplemental exhibits regarding third party data and relevant scientific articles:

Exhibit 14: Silicon Based 3rd Generation Photovoltaics page reference: 8, 43

Exhibit 15: Status of Selective Emitters for p-Type c-Si SolarCells page reference: Selective Emitter section on pages 43-44 and 45

Exhibit 16: A wafer-based monocrystalline silicon photovoltaics road map: Utilizing known technology improvement opportunities for further reductions in manufacturing costs page reference: Black Silicon section on page 44-45

Exhibit 17: The Architecture of Colloidal Quantum Dot Solar Cells: Materials to Devices page reference: Tandem Quantum Dot Solar Cell paragraphs on pages 44, 45

          Thank you for your time and attention in reviewing the responses above and the submitted amended draft registration statement.

Very truly yours,

LOPRESTI LAW GROUP, PC

By:
Marc X. LoPresti, Esq.